SEC Mail Processing Section

FEB 2 6 2010

Washington, DC
110

SECURITIES AND EXCHANGE COMMISSION

10027094

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 48385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 ALBANY STREET
(No. and Street)

CAZENOVIA (City) NY (State) 13035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & NELKIN CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET (Address) SYRACUSE (City) NY (State) 13203 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEIGH BALDWIN & CO., LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Leigh D. Baldwin
Signature

President
Title

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/20 11

Harry R. Trudeau
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (O) INDEPENDENT AUDITORS' REPORT OF INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LEIGH BALDWIN & CO., LLC

Grimaldi & Nelkin
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of **LEIGH BALDWIN & CO., LLC** as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **LEIGH BALDWIN & CO., LLC** as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Grimaldi & Nelkin

GRIMALDI & NELKIN
CERTIFIED PUBLIC ACCOUNTANTS, PLLC
February 17, 2010

650 James Street, Syracuse, New York 13203 ■ Tel 315.472.1040 ■ Fax 315.472.1099 ■ www.grimaldicpa.com

LEIGH BALDWIN & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	220,276
Deposits with clearing organization		100,000
Receivable from brokers and dealers		290,243
Securities owned:		
Marketable, at fair value		191,387
Furniture, automobile, equipment and leasehold improvements, at cost, less accumulated depreciation of $82,369		3,135
Prepaid expenses		41,849
Other current assets		2,500
Intangible assets, net of amortization of $14,583		20,417
TOTAL ASSETS	$	869,807
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	336,349
Term loan payable		1,498
Total liabilities		337,847
MEMBERS' EQUITY		531,960
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	869,807

The accompanying notes are an integral part of this statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC (the Company) is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Montana, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually.

In June 2006, the Financial Accounting Standards Board issued FASB ASC 740-10, *Income Taxes,* which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The Company adopted ASC 740-10 as of January 1, 2009 and, thereafter, recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. There was no impact to the Company's financial statements as a result of the implementation of ASC 740-10.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

NOTE 1 – (CONTINUED)

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

Intangible Assets

In December 2007, the Company entered into a five-year agreement for the administration of the Leigh Baldwin Total Return Fund (the "Fund"). The Fund administration servicing agreement requires a monthly fee of 35 basis points of the total assets of the Fund ($5,000 monthly minimum fee), plus out-of-pocket costs incurred on behalf of the Fund, and one-half of out-of-pocket expenses that are attributable to both the service provider and the Fund. The Company is also the Funds investment advisor.

The Company incurred organizational expenses of $35,000 for the Fund. This cost is being amortized over the five-year term of the agreement. Amortization expense was $7,000 in 2009. Accumulated amortization at December 31, 2009 was $14,583.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 1 – (CONTINUED)

Financial Instruments

The Company adopted the provisions of FASB ASC 820 *Fair Value Measurement and Disclosures*, on January 1, 2009. ASC 820 applies to all financial instruments included in "securities owed, at fair value" on the statement of financial condition.

ASC 820 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participant would use in pricing the asset or liability. See Note 10 for application. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. This category includes actively traded exchange traded-funds, mutual funds, government obligations and most equity securities.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. This category includes corporate fixed income securities, certificate of deposits, and most municipal debt securities.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data. The category includes certain municipal debt securities not actively traded.

NOTE 1 – (CONTINUED)

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (FASB) issued a standard which established the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification was effective for financial statements issued for interim and annual periods ending after September, 15, 2009, and was adopted by the Company. Adoption of this standard did not impact the Company's financial statements.

Evaluation of Subsequent Events

On January 1, 2009, the Company adopted FASB ASC 855, *Subsequent Events*. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of FASB ASC 855 had no impact on the Company's financial statements.

In accordance with ASC 855, the Company evaluated subsequent events through February 17, 2010, the date these financial statements available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash account in financial institutions which periodically exceed federally insured limits.

NOTE 3 – DEPOSITS WITH CLEARING ORGANIZAITONS

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The deposit is required by the Company's clearing broker to secure amounts receivable from the Company and bears interest at current market rates.

NOTE 4 – EQUIPMENT

Equipment is recorded at cost and depreciated over its estimated useful lives, using straight line for financial reporting and a modified accelerated cost recovery system (MACRS) for income tax purposes. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $5,585 for the year ended December 31, 2009 for book purposes and was $1,675 for tax purposes.

	2009
Furniture and Equipment	$ 49,329
Automobile	36,175
	85,504
Accumulated Depreciation	(82,369)
Total	$ 3,135

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2009, the Company had net capital of $427,762 which was $327,762 in excess of its required net capital of $100,000 for 2009. The Company's net capital ratio was 0.790:1 at December 31, 2009.

NOTE 6 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has two leases for office space from a related party, the wife of the Company's President. One lease is a verbal agreement with terms of $2,000 per month plus 30% of heat and electricity charges. The second lease is a two-year lease, which commenced August 2009 and provided for a monthly rent of $1,800. Rent expense including utilities paid to a related party was $38,400 for the year ended December 31, 2009.

NOTE 7 – LEASING ACTIVITIES

The Company entered into a lease for office space in March 2007. The term of the lease is for five years. In addition, the Company has a lease with a related party as discussed in Note 6. Future minimum lease payments under the operating lease are as follows:

2010	$ 46,792
2011	38,849
2012	4,404
Total	$ 90,045

Total net rent expense (including payments to a related party) for the year ended December 31, 2009 was $42,050, which includes reimbursement of rent expense by independent representatives in the amount of $27,200.

NOTE 8 – ADVERTISING

Advertising costs, which are included in other operating expenses, are expensed as incurred. Advertising expense was $16,246 for the year ended December 31, 2009.

NOTE 9 – LOAN PAYABLE

The Company has an obligation to a bank bearing interest at 5.94%. The loan is payable in monthly installments of $556.47, including interest, and is collateralized by an automobile. Principal payments through maturity at December 31, 2009, are as follows:

2010	$ 1,498
	$ 1,498

NOTE 10 - FAIR VALUE MEASUREMENTS

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 to these financial statements for a further discussion regarding the Company policies regarding this hierarchy. Assets and liabilities measure at estimated fair value on a recurring basis are summarized below:

	Fair Value Measurements as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Securities owned -				
Municipal Bonds	$ -	$ -	$ 1,000	$ 1,000
Common Stock	805	-	-	805
Mutual Funds	189,582	-	-	189,582
Total Assets Measured at Fair Value on a Recurring Basis	$ 190,387	$	$ 1,000	$ 191,387